UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

In Step

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL CONCLUDES PACIFIC CYCLE ACQUISITION

Montreal, February 4, 2004 - Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIBF) announced that it has concluded its previously announced acquisition of Wisconsin-based Pacific Cycle, a designer and supplier of bicycles and other recreational products, best known for its Schwinn, Mongoose and GT bicycle brands. The total acquisition cost was $US 310 million and, as previously disclosed, the acquisition is expected to add at least US$0.50 per share to Dorel’s earnings in the current fiscal year, as well as at least an additional US$0.25 per share due to the impact of the acquisition on the Company’s average tax rate.

Pacific Cycle results will be reflected in the newly established Recreational/Leisure segment.

Profile

Dorel designs, markets, and distributes brand name consumer products globally. It offers an extensive range of high-quality products, which it markets through three independent business segments: juvenile products, home furnishings, as well as recreational and leisure products. Dorel's juvenile segment offers well-known brands in infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories. The home furnishings segment specializes in a wide variety of Ready-to-Assemble (RTA) furniture for home and office use including metal folding furniture, futons, step stools, ladders and other imported furniture items. Dorel’s recreational and leisure segment markets its products under popular brand names in high-quality bicycles and other recreational products.

Dorel employs approximately 4,800 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; Madison, Wisconsin; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries, Pacific Cycle and the Dorel Juvenile Group (DJG USA), which incorporate the Cosco, Safety 1st, Schwinn, Mongoose and GT brand names, among others. In Canada, Dorel operates Ridgewood Industries, and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group, which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

February 4, 2004